

02041069

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K


SEC MAIL
PROCESSING
RECEIVED
JUN 1 4 2002
WASH. D.C.
155
SECTION

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Shaw Communications Inc

(Translation of Registrant's name into English)

Suite 900, 630 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_________ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

CRGH

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

By: R.D. Rogers

R.D. Rogers
Senior Vice President
Chief Financial Officer

June 10, 2002



NEWS RELEASE

SHAW REVISES INTERNET GROWTH FORECAST FOR FISCAL 2002

Calgary, Alberta, June 6, 2002----Shaw Communications Inc. today announced a revised target for Internet subscriber growth for fiscal 2002. The new target for both High-Speed and Lite-Speed subscriber growth is expected to be in the 200,000 range as compared to previous guidance of 250,000 subscribers. Clearly one of the contributing factors for the change is intense competition from incumbent telcos using aggressive pricing strategies to acquire DSL customers.

Including the above noted change, Shaw is still on track to achieve its operating income before amortization target of $610 million for fiscal 2002 for cable and Internet as outlined in the 2nd Quarter report to shareholders. In addition, the restructuring and reduction in capital expenditure programs previously announced are meeting estimates set out in the 2nd Quarter report.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite services to approximately 2.9 million customers. Shaw also has significant interests in telecommunications, Internet infrastructure and interactive television companies. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX - SJR.B, NYSE - SJR).

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For further information, please contact:

R.D. Rogers
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500